April 15, 2013

Board of Trustees of Tax-Free Fund For Utah
380 Madison Avenue
Suite 2300
New York, NY 10017

Dear Trustees:

As you are aware, since the inception of Tax-Free Fund For Utah (the “Fund”), Aquila Management Corporation and now Aquila Investment Management LLC, has sought to continually provide the Fund’s shareholders with a competitive return.  To accomplish this, we have voluntarily and / or contractually waived our fees and, in the past, reimbursed the majority of the Fund’s expenses.

Aquila Investment Management LLC contractually agrees to waive fees and/or reimburse expenses to the extent necessary to limit the expense ratio of the Class A Shares of the Fund (with similar caps for the other share classes) such that expenses do not exceed 0.83 of 1% for the period beginning April 15, 2013 and ending on September 30, 2014.  As with prior contractual expense caps (which have been in place beginning with the fiscal year ending June 30, 2005), this contractual cap has been based upon the average of all single state municipal bond funds tracked by Strategic Insight.

Sincerely,

Diana P. Herrmann
President and Chief Executive Officer